Exhibit 99.2



Associated Estates
Great Living – It's What We Do®

Associated Estates Realty Corporation
First Quarter 2010
Earnings Release and Supplemental Financial Data



Cypress Shores is located within the planned community of Coconut Creek, one and a half miles from the Florida Turnpike and four miles from I-95, which allows for an easy commute to West Palm Beach, Fort Lauderdale and Boca Raton. This community's extensive amenities package includes nature preserve views, swimming pool, hot tub, lighted tennis courts, sand volleyball court, recreation center with kitchen and big-screen television, clubhouse, business center, picnic area with grills and more.

Cypress Shores	Phone: (954) 970-5000
1901 Lyons Road	Fax: (954) 979-9002
Coconut Creek, FL 33063	Web Site: www.cypressshoresapts.com

Investor Contact:
Swarup Katuri
Senior Director of Corporate Finance
and Investor Relations
(216) 797-8743
skaturi@AssociatedEstates.com

Investor Contact:
Jeremy Goldberg
Senior Director of Corporate Finance
and Investor Relations
(216) 797-8715
jgoldberg@AssociatedEstates.com

Media Contact:
Kimberly Kanary
Director of Corporate Communications
(216) 797-8718
kkanary@AssociatedEstates.com

www.AssociatedEstates.com

Associated Estates Realty Corporation
First Quarter 2010
Supplemental Financial Data

Table of Contents	**Page**
Earnings Release	3
Financial and Operating Highlights	5
Condensed Consolidated Balance Sheets	8
Consolidated Statements of Operations	9
Reconciliation of Funds from Operations (FFO) and Funds Available for Distribution (FAD)	10
Discontinued Operations	11
Overview of Operating Expenses Related to Repairs and Maintenance and Capitalized Expenditures	12
Fees, Reimbursements and Other Revenue, Direct Property Management and Service Company Expense and General and Administrative Expense	13
Same Community Data	14
First Quarter Property Revenue	16
First Quarter Property Operating Expenses	17
First Quarter Property Net Operating Income (Property NOI)	18
Debt Structure	19
2010 Financial Outlook	20
Definitions of Non-GAAP Financial Measures	21

ASSOCIATED ESTATES REALTY CORPORATION REPORTS FIRST QUARTER RESULTS
Company Reaffirms Full-Year FFO Guidance
Quarter-End Occupancy 95.3%

Cleveland, Ohio – April 26, 2010 – Associated Estates Realty Corporation (NYSE: AEC) (NASDAQ: AEC) today reported funds from operations (FFO) for the first quarter ended March 31, 2010 of $0.20 per common share (basic and diluted), compared with $0.36 per common share (basic and diluted), for the first quarter ended March 31, 2009. FFO as adjusted for the first quarter of 2010 was $0.18 per common share (basic and diluted) after adjusting for a credit to expense of $554,000 or approximately $0.02 per common share for a refund of defeasance costs on certain previously defeased loans. FFO as adjusted for the first quarter of 2009 was $0.32 per common share (basic and diluted) after adjusting for a credit to expense of $563,000 or $0.04 per common share.

Net loss applicable to common shares was $4.0 million or $0.19 per common share (basic and diluted) for the first quarter ended March 31, 2010, compared with net loss applicable to common shares of $936,000 or $0.06 per common share (basic and diluted) for the first quarter ended March 31, 2009. The March 31, 2009 results include $0.14 per share (basic and diluted) for gains on the disposition of one property.

Total revenue for the first quarter 2010 was $33.0 million compared with $32.4 million for the first quarter 2009.

"Our quarter end occupancy was a solid 95 percent. Our first quarter results are right in line with our budgets and our 2010 guidance. This strong performance is the result of a well positioned portfolio and improving market conditions," said Jeffrey I. Friedman, president and chief executive officer.

A reconciliation of net (loss) income attributable to the Company to FFO, and to FFO as adjusted, is included on page 10.

Same Community Portfolio Results
Net operating income (NOI) for the first quarter for the Company's same community portfolio decreased 1.9 percent as a result of revenue decreasing 0.6 percent and property operating expenses increasing 1.2 percent, compared with the first quarter of 2009. Physical occupancy was 95.3 percent at the end of the first quarter as compared with 93.9 percent at the end of the first quarter of 2009. Average net rent collected per unit for the first quarter for the same community properties was basically flat at $844 per month compared with the first quarter of 2009. Net rent collected per unit for the first quarter for the Company's same community Midwest portfolio decreased 0.9 percent to $771 and net collected rent per unit for the Company's same community Mid-Atlantic portfolio grew 0.3 percent to $1,155, while net rent collected per unit for the Company's same community properties in the Southeast markets increased 0.6 percent to $879.

Additional quarterly financial information, including performance by region for the Company's portfolio, is included on pages 14 through 18.

Equity and Debt Financing
On January 15, 2010, the Company announced that it had completed the sale of 5,175,000 common shares resulting in net proceeds of approximately $54.9 million.

As of March 31, 2010, the Company had $20.4 million outstanding on its $150.0 million unsecured revolving credit facility. For the remainder of 2010, the Company has one remaining debt maturity of $21.0 million, which it intends to repay with proceeds from anticipated refinancing activity.

2010 Outlook

The Company has reaffirmed its current full year FFO as adjusted guidance range of $0.86 to $0.92 per common share. Detailed assumptions relating to the Company's earnings guidance can be found on page 20.

Conference Call

A conference call to discuss the results will be held on Tuesday, April 27 at 2:00 p.m. Eastern. To participate in the call:

Via Telephone: The dial-in number is 800-860-2442, and the passcode is "Estates."

Via the Internet (listen only): Access the Company's website at www.AssociatedEstates.com. Please log on at least 15 minutes prior to the scheduled start time in order to register, download and install any necessary audio software. Select the "Q1 2010 Earnings Webcast" link. The webcast will be archived through May 11, 2010.

Associated Estates Realty Corporation
Financial and Operating Highlights
For the Three Months Ended March 31, 2010 and 2009
(Unaudited; in thousands, except per share and ratio data)

	Three Months Ended March 31,	
OPERATING INFORMATION	2010	2009
Total revenue	$ 32,956	$ 32,388
Property revenue	$ 31,646	$ 31,824
Net (loss) income applicable to common shares	$ (3,956)	$ (936)
Per share - basic and diluted	$ (0.19)	$ (0.06)
Funds from Operations (FFO) [1]	$ 4,267	$ 5,878
FFO as adjusted [1]	$ 3,713	$ 5,315
FFO per share - basic and diluted	$ 0.20	$ 0.36
FFO as adjusted per share - basic and diluted	$ 0.18	$ 0.32
Funds Available for Distribution (FAD) [1]	$ 3,271	$ 4,653
Dividends per share	$ 0.17	$ 0.17
Payout ratio - FFO	85.0%	47.2%
Payout ratio - FFO as adjusted	94.4%	53.1%
Payout ratio - FAD	113.3%	60.7%
General and administrative expense	$ 3,705	$ 3,140
Interest expense [2]	$ 8,233	$ 8,429
Interest coverage ratio [3]	1.59:1	1.77:1
Fixed charge coverage ratio [4]	1.42:1	1.59:1
General and administrative expense to property revenue	11.7%	9.9%
Interest expense to property revenue	26.0%	26.5%
Property NOI [5]	$ 17,722	$ 18,070
ROA [6]	7.8%	8.1%
Same Community revenue decrease	(0.6)%	(0.3)%
Same Community expense increase	1.2%	4.0%
Same Community NOI decrease	(1.9)%	(3.4)%
Same Community operating margins	56.0%	56.8%

(1)   See page 10 for a reconciliation of net (loss) income attributable to AERC to these non-GAAP measurements and page 21 for the Company's definition of these non-GAAP measurements.

(2)   Excludes amortization of financing fees of $382 for 2010 and $317 for 2009. 2010 excludes a credit of $(554) and 2009 excludes a credit of $(563) for refunds of defeasance costs for previously defeased loans.

(3)   Is calculated as EBITDA divided by interest expense, including capitalized interest and amortization of deferred financing costs and excluding defeasance and/or other prepayment costs/credits. Individual line items in this calculation include results from discontinued operations where applicable. See page 22 for a reconciliation of net (loss) income available to common shares to EBITDA and for the Company's definition of EBITDA.

(4)   Represents interest expense and preferred stock dividend payment coverage, excluding defeasance and/or other prepayment costs/credits. Individual line items in this calculation include discontinued operations where applicable.

(5)   See page 23 for a reconciliation of net (loss) income attributable to AERC to this non-GAAP measurement and for the Company's definition of this non-GAAP measurement.

(6)   ROA is calculated as trailing twelve month Property NOI divided by average gross real estate assets, excluding held for sale assets.

Associated Estates Realty Corporation
Financial and Operating Highlights
First Quarter 2010
(Unaudited; in thousands, except per share and ratio data)

MARKET CAPITALIZATION DATA		March 31, 2010		December 31, 2009
Net real estate assets	$	633,304	$	638,535
Total assets	$	657,136	$	662,505
Debt	$	475,639	$	525,836
Noncontrolling redeemable interest	$	1,829	$	1,829
Preferred stock - 8.70% Class B Cumulative Redeemable Preferred Shares	$	48,263	$	48,263
Total shareholders' equity	$	149,505	$	99,440
Common shares outstanding		22,349		16,676
Share price, end of period	$	13.79	$	11.27
Total market capitalization	$	832,095	$	762,038
Undepreciated book value of real estate assets	$	943,550	$	940,643
Debt to undepreciated book value of real estate assets		50.4%		55.9%
Debt and preferred stock to undepreciated book value of real estate assets		55.5%		61.0%
Debt to total market capitalization		57.2%		69.0%
Debt and preferred stock to total market capitalization		63.0%		75.3%
Annual dividend	$	0.68	$	0.68
Annual dividend yield based on share price, end of period		4.9%		6.0%

PORTFOLIO INFORMATION	Properties	Number of Units	Average Age of Owned Properties
Company Portfolio:			
Directly Owned:			
Same Community Midwest	34	7,648	18
Same Community Mid-Atlantic	6	1,471	13
Same Community Southeast	8	2,989	14
Total Same Community	48	12,108	16
Third Party Managed	1	258	
Total Company Portfolio	49	12,366	

Associated Estates Realty Corporation
Condensed Consolidated Balance Sheets
First Quarter 2010
(Unaudited; dollar amounts in thousands)

	March 31, 2010		December 31, 2009	
ASSETS				
Real estate assets				
Investment in real estate	$	937,221	$	935,846
Construction in progress		6,329		4,797
Less: accumulated depreciation		(310,246)		(302,108)
Real estate, net		633,304		638,535
Cash and cash equivalents		3,461		3,600
Restricted cash		7,012		7,093
Other assets		13,359		13,277
Total assets	$	657,136	$	662,505
LIABILITIES AND SHAREHOLDERS' EQUITY				
Mortgage notes payable	$	429,459	$	487,556
Unsecured revolving credit facility		20,400		12,500
Unsecured debt		25,780		25,780
Total debt		475,639		525,836
Accounts payable, accrued expenses and other liabilities		30,163		35,400
Total liabilities		505,802		561,236
Noncontrolling redeemable interest		1,829		1,829
Shareholders' equity				
Preferred shares, without par value; 9,000,000 shares authorized; 8.70% Class B Series II cumulative redeemable, $250 per share liquidation preference, 232,000 issued and 193,050 outstanding at March 31, 2010 and December 31, 2009, respectively		48,263		48,263
Common shares, without par value; $.10 stated value; 41,000,000 authorized; 28,170,763 issued and 22,349,302 outstanding at March 31, 2010 and 22,995,763 issued and 16,675,826 outstanding at December 31, 2009, respectively		2,817		2,300
Paid-in capital		339,928		283,090
Accumulated distributions in excess of accumulated net income		(177,506)		(168,822)
Accumulated other comprehensive loss		(503)		(1,420)
Less: Treasury shares, at cost, 5,821,461 and 6,319,937 shares at March 31, 2010 and December 31, 2009, respectively		(63,494)		(63,971)
Total shareholders' equity		149,505		99,440
Total liabilities and shareholders' equity	$	657,136	$	662,505

Associated Estates Realty Corporation
Consolidated Statements of Operations
Three Months Ended March 31, 2010
(Unaudited; dollar and share amounts in thousands)

	Three Months Ended March 31,	
	2010	2009
REVENUE		
Property revenue	$ 31,646	$ 31,824
Management and service company revenue:		
Fees, reimbursements and other	207	468
Construction and other services	1,103	96
Total revenue	32,956	32,388
EXPENSES		
Property operating and maintenance	13,924	13,754
Depreciation and amortization	8,620	9,207
Direct property management and service company expense	132	359
Construction and other services	1,416	213
General and administrative	3,705	3,140
Total expenses	27,797	26,673
Operating income	5,159	5,715
Interest income	9	15
Interest expense	(8,061)	(8,183)
(Loss) income from continuing operations	(2,893)	(2,453)
Income from discontinued operations:		
Operating income	-	302
Gain on disposition of properties	-	2,278
Income from discontinued operations	-	2,580
Net (loss) income	(2,893)	127
Net income attributable to noncontrolling redeemable interest	(13)	(14)
Net (loss) income attributable to AERC	(2,906)	113
Preferred share dividends	(1,050)	(1,049)
Net (loss) income applicable to common shares	$ (3,956)	$ (936)
Earnings per common share - basic and diluted:		
(Loss) income from continuing operations		
applicable to common shares	$ (0.19)	$ (0.21)
Income from discontinued operations	-	0.15
Net (loss) income applicable to common shares	$ (0.19)	$ (0.06)
Weighted average shares outstanding - basic and diluted	21,199	16,434

Associated Estates Realty Corporation
Reconciliation of Funds from Operations (FFO) and Funds Available for Distribution (FAD)
(In thousands, except per share data)

		Three Months Ended March 31,	
		2010	2009
CALCULATION OF FFO AND FAD			
Net (loss) income attributable to AERC		$ (2,906)	$ 113
Add:	Depreciation - real estate assets	8,223	8,255
	Amortization of intangible assets	-	837
Less:	Preferred share dividends	(1,050)	(1,049)
	Gain on disposition of properties	-	(2,278)
	Funds from Operations (FFO) [1]	4,267	5,878
Less:	Refund of defeasance costs for previously defeased loans	(554)	(563)
	Funds from Operations as Adjusted [1]	3,713	5,315
Add:	Depreciation - other assets	397	374
	Amortization of deferred financing fees	382	322
Less:	Recurring fixed asset additions [2]	(1,221)	(1,358)
	Funds Available for Distribution (FAD) [1]	$ 3,271	$ 4,653
Weighted average shares outstanding - basic and diluted [3]		21,199	16,434
PER SHARE INFORMATION:			
FFO - basic and diluted		$ 0.20	$ 0.36
FFO as adjusted - basic and diluted		$ 0.18	$ 0.32
Dividends		$ 0.17	$ 0.17
Payout ratio - FFO		85.0%	47.2%
Payout ratio - FFO as adjusted		94.4%	53.1%
Payout ratio - FAD		113.3%	60.7%

(1)   See page 21 for the Company's definition of these non-GAAP measurements. Individual line items included in FFO and FAD calculation include results from discontinued operations where applicable.

(2)   Fixed asset additions exclude development, investment and non-recurring capital additions.

(3)   The Company has excluded 495 common share equivalents from the three months ended March 31, 2010 calculation, respectively, and 146 common share equivalents from the three months ended March 31, 2009 calculation, respectively, used in the computation of earnings per share and FFO per share, as they would be anti-dilutive to the loss from continuing operations.

Associated Estates Realty Corporation
Discontinued Operations [1]
Three Months Ended March 31, 2010 and 2009
(Unaudited; dollar amounts in thousands)

	Three Months Ended March 31,	
	2010	2009
REVENUE		
Property revenue	$ -	$ 1,096
EXPENSES		
Property operating and maintenance	-	505
Depreciation and amortization	-	259
Total expenses	-	764
Operating income	-	332
Interest income	-	-
Interest expense	-	(30)
Gain on disposition of properties	-	2,278
Income from discontinued operations	$ -	$ 2,580

(1)   The Company reports the results of operations and gain/loss related to the sale of real estate assets as discontinued operations. Real estate assets that are classified as held for sale are also reported as discontinued operations. The Company generally classifies properties held for sale when all significant contingencies surrounding the closing have been resolved. In many transactions, these contingencies are not satisfied until the actual closing of the transaction. Interest expense included in discontinued operations is limited to interest on mortgage debt specifically associated with properties sold or classified as held for sale.

Included in the table above are two properties disposed of in 2009.

Associated Estates Realty Corporation
Overview of Operating Expenses Related to Repairs and Maintenance and Capitalized Expenditures
(In thousands, except estimated GAAP useful life and cost per unit)

	Estimated GAAP Useful Life (Years)	Three Months Ended March 31, 2010	
		Amount	Cost Per Unit [1]
OPERATING EXPENSES RELATED TO REPAIRS AND MAINTENANCE			
Repairs and maintenance [2]		$ 2,132	$ 176
Maintenance personnel labor cost [2]		1,380	114
Total Operating Expenses Related to Repairs and Maintenance		3,512	290
CAPITAL EXPENDITURES			
Recurring Capital Expenditures [3]			
Amenities	5	81	7
Appliances	5	225	19
Building improvements	14	54	5
Carpet and flooring	5	601	50
Furnishings	5	5	-
HVAC and mechanicals	15	151	12
Landscaping and grounds	14	18	1
Suite improvements	5	28	2
Total Recurring Capital Expenditures - Properties		1,163	96
Corporate capital expenditures [4]		58	5
Total Recurring Capital Expenditures		1,221	101
Total Recurring Capital Expenditures and Repairs and Maintenance		$ 4,733	$ 391
Total Recurring Capital Expenditures		$ 1,221	
Investment/Revenue Enhancing/Non-Recurring Expenditures [5]			
Building improvements - unit upgrades	Various	18	
Building improvements - other	20	54	
Corporate office renovations		9	
Total Investment/Revenue Enhancing/Non-Recurring Expenditures		81	
Grand Total Capital Expenditures		$ 1,302	

(1)   Calculated using weighted average units owned during the three months ended March 31, 2010 of 12,108.

(2)   Included in property operating and maintenance expense in the Consolidated Statements of Operations.

(3)   See page 23 for the Company's definition of recurring fixed asset additions.

(4)   Includes upgrades to computer hardware and software as well as corporate office furniture and fixtures.

(5)   See page 23 for the Company's definition of investment/revenue enhancing and/or non-recurring fixed asset additions.

Associated Estates Realty Corporation
Fees, Reimbursements and Other Revenue, Direct Property Management
and Service Company Expense and General and Administrative Expense
For the Three Months Ended March 31, 2010 and 2009
(In thousands)

	Three Months Ended March 31,	
	2010	2009
Fees, Reimbursements and Other Revenue		
Property management fees	$ 20	$ 61
Asset management fees	48	49
Other revenue	74	108
Payroll reimbursements[1]	65	250
Fees, Reimbursements and Other Revenue[2]	207	468
Direct Property Management and Service Company Expense		
Service company allocations	67	109
Payroll reimbursements[1]	65	250
Direct Property Management and Service Company Expense[2]	132	359
Service Company NOI	$ 75	$ 109
General and Administrative and Service Company Expense		
General and administrative expense[2]	$ 3,705	$ 3,140
Service company allocations	67	109
General and Administrative and Service Company Expense	$ 3,772	$ 3,249

(1)   Salaries and benefits reimbursed in connection with the management of properties for third parties.

(2)   As reported per the Consolidated Statement of Operations.

Associated Estates Realty Corporation
Same Community Data
Operating Results for the Last Five Quarters
(Unaudited, in thousands, except unit totals and per unit amounts)

	March 31, 2010	December 31, 2009	Quarter Ended September 30, 2009	June 30, 2009	March 31, 2009
Property Revenue	$ 31,646	$ 31,756	$ 32,255	$ 32,138	$ 31,824
Property Operating and Maintenance Expenses					
Personnel	3,870	3,687	3,686	3,798	3,738
Advertising	365	380	385	400	392
Utilities	1,898	1,765	1,851	1,686	1,812
Repairs and maintenance	2,132	1,863	2,417	2,463	2,211
Real estate taxes and insurance	4,540	4,398	4,494	4,332	4,515
Other operating	1,119	1,143	1,166	1,132	1,086
Total Expenses	13,924	13,236	13,999	13,811	13,754
Property Net Operating Income	$ 17,722	$ 18,520	$ 18,256	$ 18,327	$ 18,070
Operating Margin	56.0%	58.3%	56.6%	57.0%	56.8%
Total Number of Units	12,108	12,108	12,108	12,108	12,108
NOI Per Unit	$ 1,464	$ 1,530	$ 1,508	$ 1,514	$ 1,492
Average Net Rents Per Unit [1]	$ 906	$ 912	$ 917	$ 920	$ 926
Average Net Rent Collected Per Unit [2]	$ 844	$ 848	$ 858	$ 855	$ 847
Physical Occupancy - End of Period [3]	95.3%	93.9%	94.6%	95.4%	93.9%

(1)   Represents gross potential rents less concessions.

(2)   Represents gross potential rents less vacancies and concessions.

(3)   Is defined as number of units occupied divided by total number of units.

Associated Estates Realty Corporation
Same Community Data
As of March 31, 2010 and 2009
(Unaudited)

	No. of Units	Average Age [6]	Net Rent Collected per Unit [1]			Net Rents per Unit [2]			Average Rent per Unit [3]			Physical Occupancy [4]		Turnover Ratio [5]	
			Q1 2010	Q1 2009	% Change	Q1 2010	Q1 2009	% Change	Q1 2010	Q1 2009	% Change	Q1 2010	Q1 2009	Q1 2010	Q1 2009
Midwest Properties															
Indiana	836	14	$ 790	$ 786	0.5%	$ 852	$ 857	(0.6)%	$ 913	$ 908	0.6%	95.2%	94.9%	42.1%	45.5%
Michigan	2,888	19	704	720	(2.2)%	759	769	(1.3)%	838	836	0.2%	95.1%	95.8%	42.5%	45.8%
Ohio - Central Ohio	2,621	19	769	778	(1.2)%	815	819	(0.5)%	844	835	1.1%	95.7%	96.0%	47.0%	44.7%
Ohio - Northeastern Ohio	1,303	15	908	904	0.4%	959	967	(0.8)%	1,019	1,012	0.7%	97.0%	95.5%	45.1%	46.4%
Total Midwest Properties	7,648	18	771	778	(0.9)%	822	830	(1.0)%	879	873	0.7%	95.7%	95.7%	44.4%	45.5%
Mid-Atlantic Properties															
Baltimore/Washington	667	24	1,250	1,213	3.1%	1,318	1,329	(0.8)%	1,379	1,349	2.2%	96.1%	94.3%	37.2%	42.6%
Virginia	804	4	1,077	1,099	(2.0)%	1,159	1,174	(1.3)%	1,209	1,176	2.8%	96.3%	94.7%	48.8%	39.3%
Total Mid-Atlantic Properties	1,471	13	1,155	1,151	0.3%	1,231	1,244	(1.0)%	1,286	1,254	2.6%	96.2%	94.5%	43.5%	40.8%
Southeast Properties															
Florida	1,272	11	1,104	1,116	(1.1)%	1,185	1,230	(3.7)%	1,354	1,347	0.5%	95.8%	94.3%	51.9%	63.8%
Georgia	1,717	15	712	695	2.4%	796	858	(7.2)%	992	980	1.2%	92.4%	84.7%	56.6%	63.8%
Total Southeast Properties	2,989	14	879	874	0.6%	961	1,016	(5.4)%	1,146	1,136	0.9%	93.9%	88.8%	54.6%	63.8%
Total/Average Same Community	12,108	16	$ 844	$ 847	(0.4)%	$ 906	$ 926	(2.2)%	$ 994	$ 984	1.0%	95.3%	93.9%	46.8%	49.5%

(1)   Represents gross potential rents less vacancies and allowances for all units divided by the number of units in a market.

(2)   Represents gross potential rents less allowances for all units divided by the number of units in a market.

(3)   Represents gross potential rents for all units divided by the number of units in a market.

(4)   Represents physical occupancy at the end of the quarter.

(5)   Represents the number of units turned over for the quarter, divided by the number of units in a market, annualized.

(6)   Age shown in years.

Associated Estates Realty Corporation
Property Revenue
For the Three Months Ended March 31, 2010 and 2009
(Unaudited, in thousands, except unit totals and per unit amounts)

Property Revenue	No. of Units	2010 Physical Occupancy [1]	2009 Physical Occupancy [1]	Q1 2010 Revenue	Q1 2009 Revenue	Increase/ (Decrease)	% Change
Same Community							
Midwest Properties							
Indiana	836	95.2%	94.9%	$ 2,046	$ 2,054	$ (8)	(0.4)%
Michigan	2,888	95.1%	95.8%	6,375	6,535	(160)	(2.4)%
Ohio - Central Ohio	2,621	95.7%	96.0%	6,257	6,312	(55)	(0.9)%
Ohio - Northeastern Ohio	1,303	97.0%	95.5%	3,668	3,636	32	0.9%
Total Midwest Properties	7,648	95.7%	95.7%	18,346	18,537	(191)	(1.0)%
Mid-Atlantic Properties							
Baltimore/Washington	667	96.1%	94.3%	2,552	2,468	84	3.4%
Virginia	804	96.3%	94.7%	2,662	2,778	(116)	(4.2)%
Total Mid-Atlantic Properties	1,471	96.2%	94.5%	5,214	5,246	(32)	(0.6)%
Southeast Properties							
Florida	1,272	95.8%	94.3%	4,336	4,384	(48)	(1.1)%
Georgia	1,717	92.4%	84.7%	3,750	3,657	93	2.5%
Total Southeast Properties	2,989	93.9%	88.8%	8,086	8,041	45	0.6%
Total/Same Community Property Revenue	12,108	95.3%	93.9%	31,646	31,824	(178)	(0.6)%

[1] Represents physical occupancy at the end of the quarter.

Associated Estates Realty Corporation
Property Operating Expenses
For the Three Months Ended March 31, 2010 and 2009
(Unaudited, in thousands, except unit totals and per unit amounts)

Property Operating Expenses	No. of Units	2010 Physical Occupancy [1]	2009 Physical Occupancy [1]	Q1 2010 Expenses	Q1 2009 Expenses	Increase/ (Decrease)	% Change
Same Community							
Midwest Properties							
Indiana	836	95.2%	94.9%	$ 913	$ 924	$ (11)	(1.2)%
Michigan	2,888	95.1%	95.8%	3,116	3,103	13	0.4%
Ohio - Central Ohio	2,621	95.7%	96.0%	2,837	2,769	68	2.5%
Ohio - Northeastern Ohio	1,303	97.0%	95.5%	1,390	1,448	(58)	(4.0)%
Total Midwest Properties	7,648	95.7%	95.7%	8,256	8,244	12	0.1%
Mid-Atlantic Properties							
Baltimore/Washington	667	96.1%	94.3%	945	884	61	6.9%
Virginia	804	96.3%	94.7%	899	937	(38)	(4.1)%
Total Mid-Atlantic Properties	1,471	96.2%	94.5%	1,844	1,821	23	1.3%
Southeast Properties							
Florida	1,272	95.8%	94.3%	1,893	1,906	(13)	(0.7)%
Georgia	1,717	92.4%	84.7%	1,931	1,783	148	8.3%
Total Southeast Properties	2,989	93.9%	88.8%	3,824	3,689	135	3.7%
Total/Same Community Property Operating Expenses	12,108	95.3%	93.9%	13,924	13,754	170	1.2%

(1)   Represents physical occupancy at the end of the quarter.

Associated Estates Realty Corporation
Property Net Operating Income (Property NOI)
For the Three Months Ended March 31, 2010 and 2009
(Unaudited, in thousands, except unit totals and per unit amounts)

Property NOI [1]	No. of Units	2010 Physical Occupancy [2]	2009 Physical Occupancy [2]	Q1 2010 NOI	Q1 2009 NOI	Increase/ (Decrease)	% Change
Same Community							
Midwest Properties							
Indiana	836	95.2%	94.9%	$ 1,133	$ 1,130	$ 3	0.3%
Michigan	2,888	95.1%	95.8%	3,259	3,432	(173)	(5.0)%
Ohio - Central Ohio	2,621	95.7%	96.0%	3,420	3,543	(123)	(3.5)%
Ohio - Northeastern Ohio	1,303	97.0%	95.5%	2,278	2,188	90	4.1%
Total Midwest Properties	7,648	95.7%	95.7%	10,090	10,293	(203)	(2.0)%
Mid-Atlantic Properties							
Baltimore/Washington	667	96.1%	94.3%	1,607	1,584	23	1.5%
Virginia	804	96.3%	94.7%	1,763	1,841	(78)	(4.2)%
Total Mid-Atlantic Properties	1,471	96.2%	94.5%	3,370	3,425	(55)	(1.6)%
Southeast Properties							
Florida	1,272	95.8%	94.3%	2,443	2,478	(35)	(1.4)%
Georgia	1,717	92.4%	84.7%	1,819	1,874	(55)	(2.9)%
Total Southeast Properties	2,989	93.9%	88.8%	4,262	4,352	(90)	(2.1)%
Total/Same Community Property NOI	12,108	95.3%	93.9%	17,722	18,070	(348)	(1.9)%

(1)   See page 23 for a reconciliation of net (loss) income attributable to AERC to this non-GAAP measurement and for the Company's definition of this non-GAAP measurement.

(2)   Represents physical occupancy at the end of the quarter.

Associated Estates Realty Corporation
Debt Structure
As of March 31, 2010
(Dollar amounts in thousands)

	Balance Outstanding March 31, 2010	Percentage of Total Debt	Weighted Average Interest Rate
FIXED RATE DEBT			
Mortgages payable - CMBS	$ 99,656	21.0%	7.7%
Mortgages payable - other [1]	295,092	62.0%	5.8%
Unsecured debt	25,780	5.4%	7.9%
Total fixed rate debt	420,528	88.4%	6.4%
VARIABLE RATE DEBT			
Mortgages payable	34,711	7.3%	4.7%
Unsecured revolving credit facility	20,400	4.3%	2.4%
Total variable rate debt	55,111	11.6%	3.8%
TOTAL DEBT	$ 475,639	100.0%	6.1%

Interest coverage ratio [2]	1.59:1
Fixed charge coverage ratio [3]	1.42:1
Weighted average maturity	7.4 years

SCHEDULED PRINCIPAL MATURITIES	Fixed Rate CMBS	Fixed Rate Other	Variable Rate	Total
2010	$ -	$ 21,000	$ -	$ 21,000
2011 [4]	54,287	-	20,400	74,687
2012	45,369	36,000	-	81,369
2013	-	132,209	-	132,209
2014	-	44,538		44,538
Thereafter	-	87,125	34,711	121,836
Total	$ 99,656	$ 320,872	$ 55,111	$ 475,639

(1) Includes $21,000 of variable rate debt swapped to fixed.

(2) Is calculated as EBITDA divided by interest expense, including capitalized interest and amortization of deferred financing costs and excluding defeasance and/or other prepayment costs/credits. See page 22 for a reconciliation of net (loss) income available to common shares to EBITDA and for the Company's definition of EBITDA.

(3) Represents interest expense and preferred stock dividend payment coverage, including capitalized interest and excluding defeasance and/or other prepayment costs/credits.

(4) Includes the Company's unsecured revolving credit facility.

Associated Estates Realty Corporation
2010 Financial Outlook
As of April 26, 2010

This table includes forward-looking statements based on current judgments and current knowledge of management, which are subject to certain risks, trends and uncertainties that could cause results to vary from those projected. Please see the paragraph on forward-looking statements on page 2 of this document for a list of risk factors.

Earnings Guidance Per Common Share

Expected net (loss) income attributable to AERC	$-0.44 to $-0.38
Expected real estate depreciation and amortization	1.51
Expected net defeasance costs (credits)	-0.02
Expected preferred share dividends	-0.19
Expected gains on disposition of properties/gain on insurance recoveries	0.00
Expected Funds from Operations as Adjusted [1]	$0.86 to $0.92

Same Community Portfolio

Revenue growth	-0.75% to -0.25%
Expense growth	2.75% to 3.75%
Property NOI [2] growth	-4.0% to -2.5%
Physical occupancy	93.0% to 94.0%

Transactions [3]

Acquisitions	$0 million
Dispositions	$0 million
Development [4]	$2.0 million

Corporate Expenses

General and administrative expense	$13.9 million
Service company expense [5]	$0.3 million
Total	$14.2 million

Debt

Capitalized interest [4]	$0.1 million
Expensed interest (excluding defeasance costs (credits)) [6]	$32.0 million
Expected net defeasance costs (credits)	$(0.6) million

Capital Structure [7]

Common share issuances [8]	$54.9 million
Common share repurchases	$0 million
Preferred share repurchases	$0 million

(1)   See page 21 for the Company's definition of this non-GAAP measurement.

(2)   See page 23 for the Company's definition of this non-GAAP measurement.

(3)   Earnings guidance does not take into consideration any asset sales or acquisitions.

(4)   Reflects development of 60 units on adjacent parcel in Richmond, Virginia, with an expected completion date of June 30, 2010.

(5)   Excludes salaries and benefits reimbursed in connection with the management of properties for third parties which are grossed up in fees, reimbursements and other and direct property management and service company expense in accordance with GAAP.

(6)   Includes $1.3 million of deferred financing costs.

(7)   Earnings guidance does not take into consideration any additional share issuances or share repurchases.

(8)   Reflects issuances of 5,175,000 shares on January 15, 2010 at a net of $10.60 to the Company.

This supplemental includes certain non-GAAP financial measures that the Company believes are helpful in understanding our business, as further described below. The Company's definition and calculation of these non-GAAP financial measures may differ from those of other REITs, and may, therefore, not be comparable.

Funds from Operations ("FFO")

The Company defines FFO in accordance with the definition adopted by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT"). This definition includes all operating results, both recurring and non-recurring, except those results defined as "extraordinary items" under GAAP, adjusted for depreciation on real estate assets and amortization of intangible assets, gains on insurance recoveries and gains and losses from the disposition of properties and land. FFO does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of cash available to fund cash needs and should not be considered an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a measure of liquidity. The Company generally considers FFO to be a useful measure for reviewing the comparative operating and financial performance of the Company because FFO can help one compare the operating performance of a company's real estate between periods or as compared to different REITs.

Funds from Operations ("FFO") as Adjusted

The Company defines FFO as adjusted as FFO, as defined above, plus the add back of defeasance and/or other prepayment costs/credits of $(554,000) and $(563,000) for the three months ended March 31, 2010 and March 31, 2009, respectively. In accordance with GAAP, these prepayment costs/credits are included as interest expense in the Company's Consolidated Statement of Operations. The Company is providing this calculation as an alternative FFO calculation as it considers it a more appropriate measure of comparing the operating performance of a company's real estate between periods or as compared to different REITs.

Funds Available for Distribution ("FAD")

The Company defines FAD as FFO as adjusted, as defined above, plus depreciation other and amortization of deferred financing fees less recurring fixed asset additions. Fixed asset additions exclude development, investment, revenue enhancing and non-recurring capital additions. The Company considers FAD to be an appropriate supplemental measure of the performance of an equity REIT because, like FFO and FFO as adjusted, it captures real estate performance by excluding gains or losses from the disposition of properties and land and depreciation on real estate assets and amortization of intangible assets. Unlike FFO and FFO as adjusted, FAD also reflects the recurring capital expenditures that are necessary to maintain the associated real estate.

Associated Estates Realty Corporation
Definitions of Non-GAAP Financial Measures

Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA")

EBITDA is defined as earnings before interest, taxes, depreciation and amortization. The Company considers EBITDA to be an appropriate supplemental measure of our performance because it eliminates depreciation and interest which permits investors to view income from operations unclouded by non-cash depreciation or the cost of debt. Below is a reconciliation of net (loss) income available to common shares to EBITDA.

	Three Months Ended March 31,			
(In thousands)	2010		2009	
Net (loss) income applicable to common shares	$	(3,956)	$	(936)
Preferred share dividends		1,050		1,049
Interest income		(9)		(15)
Interest expense [1]		8,061		8,213
Depreciation and amortization		8,620		9,466
Gain on disposition of properties		-		(2,278)
Taxes		78		74
Total EBITDA	$	13,844	$	15,573

[1] 2010 includes a defeasance credit of $(554) and 2009 includes a defeasance credit of $(563) for refunds of defeasance costs for previously defeased loans.

Net Operating Income ("NOI")

NOI is determined by deducting property operating and maintenance expenses, direct property management and service company expense and construction and other services expense from total revenue. The Company considers NOI to be an appropriate supplemental measure of our performance because it reflects the operating performance of our real estate portfolio and management and service company at the property and management service company level and is used to assess regional property and management and service company level performance. NOI should not be considered an alternative to net income as a measure of performance or cash generated from operating activities in accordance with GAAP and, therefore, it should not be considered indicative of cash available to fund cash needs.

Associated Estates Realty Corporation
Definitions of Non-GAAP Financial Measures

Property Net Operating Income ("Property NOI")

Property NOI is determined by deducting property operating and maintenance expenses from total property revenue. The Company considers Property NOI to be an appropriate supplemental measure of our performance because it reflects the operating performance of our real estate portfolio at the property level and is used to assess regional property level performance. Property NOI should not be considered an alternative to net income as a measure of performance or cash generated from operating activities in accordance with GAAP and, therefore, it should not be considered indicative of cash available to fund cash needs. The following is a reconciliation of Property NOI to total consolidated net (loss) income attributable to AERC.

		Three Months Ended March 31,		
(In thousands)		2010		2009
Property NOI	$	17,722	$	18,070
Service company NOI		75		109
Construction and other services NOI		(313)		(117)
Depreciation and amortization		(8,620)		(9,207)
General and administrative expense		(3,705)		(3,140)
Interest income		9		15
Interest expense		(8,061)		(8,183)
Income from discontinued operations:				
Operating income		-		302
Gain on disposition of properties		-		2,278
Income from discontinued operations		-		2,580
Net (loss) income		(2,893)		127
Net income attributable to noncontrolling redeemable interest		(13)		(14)
Consolidated net (loss) income attributable to AERC	$	(2,906)	$	113

Recurring Fixed Asset Additions

The Company considers recurring fixed asset additions to a property to be capital expenditures made to replace worn out assets so as to maintain the property's value.

Investment/Revenue Enhancing and/or Non-Recurring Fixed Asset Additions

The Company considers investment/revenue enhancing and/or non-recurring fixed assets to be capital expenditures if such improvements increase the value of the property and/or enable the Company to increase rents.

Same Community Properties

Same Community properties are conventional multifamily residential apartments which were owned and operational for the entire periods presented.